No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP., STAR MOUNTAIN FUND MANAGEMENT, LLC, STAR MOUNTAIN DIVERSIFIED SMALL BUSINESS ACCESS FUND II, LP, STAR MOUNTAIN DIVERSIFIED SMALL BUSINESS ACCESS FUND II-A, LP, STAR MOUNTAIN DIVERSIFIED CREDIT INCOME FUND III, LP, STAR MOUNTAIN - PA SMALL BUSINESS CO-INVESTMENT PLATFORM, LP, STAR MOUNTAIN - PA SMALL BUSINESS CO-INVESTMENT PLATFORM II, LP, STAR MOUNTAIN - PA HOLDINGS I, LTD, STAR MOUNTAIN U.S. LOWER MIDDLE-MARKET SECONDARY FUND II, LP, STAR MOUNTAIN SBIC FUND, LP, STAR MOUNTAIN STRATEGIC CREDIT INCOME FUND IV, LP, STAR MOUNTAIN STRATEGIC CREDIT INCOME FUND V, LP, STAR MOUNTAIN WHISTLER CO-INVESTMENT PLATFORM, LP

140 East 45th Street, 37th Floor
New York, New York 10017
Telephone: (212) 810-9044

All Communications, Notices and Orders to:

Christopher J. Gimbert
Chief Financial Officer
Star Mountain Fund Management, LLC
140 East 45th Street, 37th Floor
New York, New York 10017
Telephone: (646) 787-0203

Copies to:

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Telephone: (212) 698-3500

July 13, 2023

I.	SUMMARY OF APPLICATION

The Applicants (as defined below) hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Star Mountain Credit Opportunities Fund, LP, et. al. (Investment Company Act of 1940, Release No. 34228, March 23, 2021) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (the “Prior Order”), authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4).1

The Fund, BDC Adviser, and the Existing Affiliated Funds (each as defined below) may be referred to herein as the “Applicants.”

Except as stated herein, defined terms used in this application (the “Application”) for an amended order have the same meanings provided in the application for the Prior Order (the “Prior Application”).2

The Prior Order permits one or more Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act. All Applicants are eligible to rely on the Prior Order.

All entities as of the date of submission of this Application that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of this Application.

II.	APPLICANTS

•
Star Mountain Lower Middle-Market Capital Corp. (formerly known as Star Mountain Credit Opportunities Fund, LP) (the “Fund”) is a Delaware corporation that is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the 1940 Act. The Fund is managed by the BDC Adviser (as defined below).

•
Star Mountain Fund Management, LLC (the “BDC Adviser”), on behalf of itself and its successors.[3] The BDC Adviser is a limited liability company organized under the laws of the State of Delaware. The BDC Adviser serves as the investment adviser to the Fund and each of the Existing Affiliated Funds (as defined below). The BDC Adviser is registered with the Commission under the Advisers Act. The BDC Adviser manages the Fund’s portfolio in accordance with the Fund’s Objectives and Strategies. The BDC Adviser makes investment decisions for the Fund, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of the Fund, subject to the oversight of the Board. The BDC Adviser manages the investment activities of the Fund pursuant to an investment advisory agreement (the “Advisory Agreement”).

1 Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the 1940 Act.
2 Star Mountain Credit Opportunities Fund, LP, et. al., File No. 812-15120, Amendment No. 2, filed November 25, 2020.
3 The term “successor,” as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•
Investment funds and other vehicles set forth on Schedule A hereto, each of which is an entity whose investment adviser is the BDC Adviser and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds” and collectively with the Fund and the BDC Adviser, the “Applicants”). The Existing Affiliated Funds pursue strategies focused on investing in senior and subordinated loans with equity upside investments in U.S. small and medium-sized businesses. The principal investment strategies of the Existing Affiliated Funds include constructing portfolios of high-yielding loans at conservative leverage levels with equity upside, diversified by vintage, geography (within the U.S.) and industry through direct investments, limited partnership interests and seasoned loan portfolios.

The Regulated Funds and the Affiliated Funds may be under common control. Any of the Affiliated Funds or Adviser would be deemed to be a person identified in Section 57(b) of the 1940 Act if it is an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Regulated Funds.

III.	APPLICANTS’ PROPOSAL

Applicants Seek to Update the Definition of “Follow-On Investment”

On April 8, 2020, the SEC announced that it would provide temporary, conditional exemptive relief (the “Temporary Relief”) for business development companies that would permit business development companies with effective co-investment orders to participate in Follow-On Investments with an Affiliated Fund that is not already invested in the issuer.4

In issuing the Temporary Relief, the Commission found that in light of the effects of COVID-19 permitting these types of Follow-On Investments was “necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.”5 The Temporary Relief did not permit Follow-On Investments by Regulated Funds that were not already invested in the issuer.

Applicants seek an amendment to the Prior Order in order to update the definition of “Follow-On Investments” to be consistent with the Temporary Relief. The amended definition would read as follows:

“Follow-On Investments” mean: (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

Applicants believe that this update will simply incorporate the terms of the Temporary Relief into the Prior Order and that the findings made by the Commission with respect to the Temporary Relief are equally applicable to the proposed Order and do not raise new policy concerns.

The Applicants submit that the analysis in Section III, “Order Requested,” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as the definition of Follow-On Investments has been updated to be consistent with the Temporary Relief.

4 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).
5 Id. at 2.

IV.	REQUESTED RELIEF

Accordingly, the Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the definition of “Follow-On Investment” in the Prior Order in order that certain Affiliated Funds may participate in Follow-On Investments under the Order consistent with the terms of the Temporary Relief.

For the reasons stated herein, Applicants believe that:

•
With respect to the relief pursuant to Sections 17(d) and 57(i) and Rule 17d-1, the relief continues to be appropriate in the public interest and consistent with the protection of investors, and the Regulated Funds’ participation in Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

V.	REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Follow-On Investments has been revised as set forth in this Application.6

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application to:

Christopher J. Gimbert
Chief Financial Officer
Star Mountain Fund Management, LLC
140 East 45th Street, 37th Floor
New York, New York 10017
Telephone: (646) 787-0203

Please address any questions, and a copy of any communications, concerning this Application to:

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Telephone: (212) 698-3500

B.	Authorizations

6 Any and all references to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order. The requested relief would not permit Follow-On Investments by Regulated Funds that are not already invested in the issuer.

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by an authorized person of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws or Certificate of Formation and Limited Liability Company Agreement or Certificate of Limited Partnership and Limited Partnership Agreement of each Applicant, or pursuant to the resolutions attached hereto as Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

Applicants have caused this Application to be duly signed on their behalf on the 13th day of July, 2023.

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN FUND MANAGEMENT, LLC

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN DIVERSIFIED SMALL BUSINESS ACCESS FUND II, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN DIVERSIFIED SMALL BUSINESS ACCESS FUND II-A, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN DIVERSIFIED CREDIT INCOME FUND III, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN - PA SMALL BUSINESS CO-INVESTMENT PLATFORM, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN - PA SMALL BUSINESS CO-INVESTMENT PLATFORM II, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN - PA HOLDINGS I, LTD

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN U.S. LOWER MIDDLE-MARKET SECONDARY FUND II, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN STRATEGIC CREDIT INCOME FUND IV, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN SBIC FUND, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN STRATEGIC CREDIT INCOME FUND V, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN WHISTLER CO-INVESTMENT PLATFORM, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

Exhibit A

VERIFICATION

The undersigned states that he has duly executed the attached Application dated July 13, 2023 for and on behalf of Star Mountain Lower Middle-Market Capital Corp., that he is the Chief Executive Officer of such entity, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Star Mountain Lower Middle-Market Capital Corp.

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the attached Application dated July 13, 2023 for and on behalf of Star Mountain Fund Management, LLC, that he is the Chief Executive Officer of such entity, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Star Mountain Fund Management, LLC

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the attached Application dated July 13, 2023 for and on behalf of Brett Hickey, that he is the Chief Executive Officer of each entity, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

STAR MOUNTAIN DIVERSIFIED SMALL BUSINESS ACCESS FUND II, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN DIVERSIFIED SMALL BUSINESS ACCESS FUND II-A, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN DIVERSIFIED CREDIT INCOME FUND III, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN - PA SMALL BUSINESS CO-INVESTMENT PLATFORM, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN - PA SMALL BUSINESS CO-INVESTMENT PLATFORM II, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN - PA HOLDINGS I, LTD

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN U.S. LOWER MIDDLE-MARKET SECONDARY FUND II, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN STRATEGIC CREDIT INCOME FUND IV, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN SBIC FUND, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN STRATEGIC CREDIT INCOME FUND V, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

STAR MOUNTAIN WHISTLER CO-INVESTMENT PLATFORM, LP

By:	/s/ Brett Hickey
Name:	Brett Hickey
Title:	Chief Executive Officer

Exhibit B

Resolution of the Board of Directors of Star Mountain Lower Middle-Market Capital Corp.
(the “Company”)

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to submit and cause to be filed with the Securities and Exchange Commission an application for an amended order of exemptive relief, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

B-1

Schedule A

Existing Affiliated Funds

Star Mountain Diversified Small Business Access Fund II, LP
Star Mountain Diversified Small Business Access Fund II-A, LP
Star Mountain Diversified Credit Income Fund III, LP
Star Mountain - PA Small Business Co-Investment Platform, LP
Star Mountain - PA Small Business Co-Investment Platform II, LP
Star Mountain - PA Holdings I, Ltd
Star Mountain U.S. Lower Middle-Market Secondary Fund II, LP
Star Mountain SBIC Fund, LP
Star Mountain Strategic Credit Income Fund IV, LP
Star Mountain Strategic Credit Income Fund V, LP
Star Mountain Whistler Co-Investment Platform, LP